Insured     Rider for Policy No.

MODIFICATION OF INSURED’S WAIVER OF PREMIUM BENEFIT PROVISION

There is an impairment of the Insured's eyesight. If he or she becomes disabled as a result of the loss of eyesight, here is what will apply for that disability. We will not allow benefits under any benefit for waiving premiums in the event of disability in (1) this contract. or (2) any other contract on the Insured's life to which you change or for which you exchange this contract or any of its benefits.

Rider attached to and made part of this contract on the Contract Date

The Prudential Insurance Company of America,

By:

Secretary

ORD 86312-88